SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of J a nuary, 2007

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -Inquiries:

US Press Inquiries:

Company Contact:
Amit Birk
General Counsel & Corporate Secretary
Magic Software Enterprises Ltd.
+972-3-538 9322

abirk@magicsoftware.com

Magic Software Strengthens Board of Directors with New Appointments

Veteran directors bring new expertise to guide company to new successes

Or Yehuda, Israel; January 30, 2007- Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, today announced the appointment of three new board members with deep financial, operational and technology sector experience.

During the company’s last shareholder’s meeting, the shareholders approved the appointment of Guy Bernstein, as a director and Itiel Efrat, as an independent director.  The company’s board of directors appointed Eli Reifman as a director until the next annual shareholders’ meeting.

"We are pleased to win the confidence of savvy investors in the technology sector as well as to have their guidance on our board," said David Assia, chairman and acting chief executive officer of Magic Software.

The new board members are:

Eli Reifman – Co-founder and vice-chairman of Emblaze Ltd. Mr. Reifman took part in leading Emblaze from the early startup phase, to a public offering and, finally, through its transformation into a global corporation. Mr. Reifman served as the chief executive officer of Emblaze until 2006.

Guy Bernstein - Chief executive officer of Emblaze Ltd. and member of its Board of Directors since April 2004 when he joined Emblaze as its chief financial officer.    Prior to joining Emblaze, Mr. Bernstein also acted as chief financial and operations officer of Magic Software Enterprises. Prior to that, Mr. Bernstein was Senior Manager for Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.  Mr. Bernstein is a Certified Licensed Public Accountant and holds a B.A. in accounting and economics from Tel-Aviv University.

Itiel Efrat – Independent Director - Founder and co-managing director of ERB Ltd., a leading financial consulting firm. Mr. Efrat is the founder and a member of the Board of Directors of ESOP-Excellence Trust Company.  Mr. Efrat is a Certified Licensed Public Accountant and holds a B.A. in accounting and economics from Tel-Aviv College of Management.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) is a software provider of enterprise application development, deployment and integration technology.

The company’s service-oriented platform allows small- and medium-size enterprises to rapidly develop, change and deploy business solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes by aligning their IT with their business operations and accelerating the evolution to a service-oriented architecture. The company’s products are built upon 20 years of R&D and customer experience. Magic technology, products and professional services are available through a global network of subsidiaries and distributors. Through partnerships with more than 2500 ISVs worldwide, Magic Software’s technology is used to deliver solutions to more than 1.5 million customers around the globe.

More information about Magic Software Enterprises can be found at: www.magicsoftware.com.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to Magic Software are intended to identify such forward-looking statements. Magic Software undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect Magic Software’s future financial results are discussed more fully in Magic Software’s filings with the U.S. Securities and Exchange Commission ("SEC"), including Magic Software’s most recent Annual Report on Form 20-F filed with the SEC. Actual results, as they relate to Magic, may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Magic's most recent annual report and other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

         Chairman

Date: Jenuary 30 , 200 7